June 22, 2018

Sergey Peredkov
President
Axelerex Corp.
30 Fritz-Kirsch-Zeile
Berlin, 12459
Germany

       Re: Axelerex Corp.
           Amendment No. 1 to
           Registration Statement on Form S-1
           Filed June 7, 2018
           File No. 333-224157

Dear Mr. Peredkov:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 2, 2018 letter.

Amendment No. 1 to Form S-1 filed June 7, 2018

Interim Financial Statements for the period ended March 31, 2018, page F-1

1. We note that you have revised to include unaudited interim financial statements for the period ended March 31, 2018. We also note, however, that for the statement of operations and statement of cash flows you have combined the unaudited interim period with the audited period for a presentation of the period from inception (August 30, 2017) through
       March 31, 2018. Please revise to present only the unaudited interim period from January
 Sergey Peredkov
Axelerex Corp.
June 22, 2018
Page 2
         1, 2018 through March 31, 2018 as required under Article 8 of Regulation S-X. Also, please note that ASU 2014-10, which was effective for annual reporting periods beginning after December 15, 2014, removed the definition of a development stage entity and all financial reporting requirements under US GAAP for development stage enterprises.
       You may contact Patrick Kuhn at 202-551-3308 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.

FirstName LastNameSergey Peredkov
Comapany NameAxelerex Corp.
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